UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                   FORM 8-A/A
                                (AMENDMENT NO. 7)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              ROWAN COMPANIES, INC.

             (Exact name of registrant as specified in its charter)

                DELAWARE                               75-0759420

 (State of incorporation or organization) (I.R.S. Employer Identification No.)

           2800 POST OAK BOULEVARD
                  SUITE 5450
                HOUSTON, TEXAS                            77056-6127
 (Address of principal executive office)                  (Zip Code)

Securities  to  be  registered  pursuant  to  Section  12(b)  of  the  Act:

            Title of each class                Name of each exchange on which
            to be so registered                each class is to be registered

       RIGHTS TO PURCHASE SERIES A                 NEW YORK STOCK EXCHANGE
         JUNIOR PREFERRED STOCK                     PACIFIC STOCK EXCHANGE

Securities to be registered pursuant to Section 12(g) of the Act:   NONE


     Rowan Companies, Inc. (the "Company"), has appointed Computershare Trust Co., Inc., as a successor rights agent to replace the existing Rights Agent, Citibank, N.A., under the Amended and Restated Rights Agreement dated January 24, 2002 (the "Rights Agreement"). The Company has amended the Rights Agreement to reflect this replacement. Accordingly, this Form 8-A/A amends in entirety
Item 1 of the From 8-A/A filed by the Company on February 12, 2002, solely to reflect the appointment of the new Rights Agent.

ITEM 1.     DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     Item 1 of the registrant's Form 8-A is hereby amended as follows:

     On January 24, 2002, as authorized and approved by the Board of Directors, Rowan Companies, Inc. (the "Company") and Citibank, N.A., as Rights Agent, entered into an Amended and Restated Rights Agreement (the "New Rights Agreement"), amending certain provisions of the Company's original Rights Agreement dated February 25, 1992, as amended (the "Original Rights Agreement"). The New Rights Agreement was adopted in the normal course of updating and extending the rights plan, which was scheduled to expire on February 25, 2002, and not in response to any proposal to acquire the Company. Primarily, the New Rights Agreement extended the term of the rights plan until January 24, 2012. By Restated First Amendment dated March 17, 2003, Computershare Trust Co., Inc., was appointed as successor Rights Agent.

     On February 25, 1992 the Board of Directors (the "Board") of the Company declared a dividend of one preferred share purchase right (an "Original Right") for each outstanding share of common stock, par value $.125 per share, of the Company. The dividend was paid to the stockholders of record as of the close of business on March 11, 1992. By taking the action that the Board took on January 24, 2002, the Company amended and extended the term of the Original Rights to represent a right (a "Right") to purchase one one-hundredth of a share of Series A Junior Preferred Stock, $1.00 par value ("Preferred Stock"), of the Company at a price of $80.00 (as the same may be adjusted, the "Purchase Price"). The description and terms of the Rights are set forth in the New Rights Agreement.

     In general terms, the New Rights Agreement works by imposing a significant penalty upon any person or group which acquires 15% or more of the Company's outstanding common stock without the approval of the Board.

     The Rights trade with, and are inseparable from, the common stock. The Rights are evidenced only by certificates that represent shares of common stock. New Rights will accompany any new shares of common stock issued by the Company until the Distribution Date described below.

     Each Right will allow its holder to purchase from the Company one one-hundredth of a share of Preferred Stock for $80.00, if the Rights become exercisable. This portion of the share of Preferred Stock will give the stockholder approximately the same dividend, voting, and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.



                                       2


     The Rights will not be exercisable until (i) ten days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 15% or more of the Company's outstanding common stock, or, if earlier, (ii) 10 business days (or a later date determined by the Board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.

     The date upon which the Rights become exercisable is referred to as the "Distribution Date." Until that date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are void and may not be exercised.

     If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $80.00, purchase shares of our common stock with a market value of $160.00, based on the market price of the common stock prior to such acquisition. This is referred to as the "Flip In" right.

     If our Company is later acquired in a merger or similar transaction after the Rights Distribution Date, all holders of Rights except the Acquiring Person may, for $80.00, purchase shares of the acquiring corporation with a market value of $160.00 based on the market price of the acquiring corporation's stock, prior to such merger. This is referred to as the "Flip Over" right.

     Each one one-hundredth of a share of Preferred Stock, if issued:

          will  not  be  redeemable.

          will entitle holders to quarterly dividend payments of $.01 per fractional share, or an amount equal to the dividend paid on one share of common stock, whichever is greater.

          will entitle holders upon liquidation either to receive $.01 per fractional share or an amount equal to the payment made on one share of common stock, whichever is greater.

          will have the same voting power as one share of common stock. if shares of our common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

     The value of one one-hundredth interest in a share of Preferred Stock should approximate the value of one share of common stock.

     The Board may redeem the Rights for $.01 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the



                                       3



Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.01 per Right. The redemption price will be adjusted if the Company has a stock split or stock dividends of our common stock.

     After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the Company's outstanding common stock, the Board may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

     The Board may adjust the purchase price of the Preferred Stock, the number of shares of Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Preferred Stock or common stock. No adjustments to the Exercise Price of less than 1% will be made.

     The terms of the New Rights Agreement may be amended by the Board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, the Board may not amend the agreement in a way that adversely affects holders of the Rights.

     As of December 31, 2002, there were 93,606,157 shares of common stock and associated Rights issued and outstanding. No shares of Preferred Stock and no shares of other preferred stock of the Company were outstanding as of December 31, 2002.

     The Amended and Restated Rights Agreement in effect prior to the adoption of the Restated First Amendment (including the forms of the Right Certificate, summary of Rights and Certificate of Designation for the Junior Preferred stock attached thereto as Exhibits A, B and C thereto, respectively) and the Restated First Amendment setting forth the terms of the Rights and the Junior Preferred Stock, are filed as exhibits hererto. The foregoing description of the Rights does not purport to be complete and is qualified in its entirely by reference to such exhibits.

ITEM 2.     EXHIBITS

     The following exhibits to this Registration Statement on Form 8-A/A, which constitute all the constituent instruments defining the rights of the holders of the Company's Common Stock, including any contracts or other documents which limit or qualify the rights of such holders, are either filed herewith or are incorporated by reference from the documents specified, which have been filed with the Securities and Exchange Commission.

     4.1 Amended and Restated Rights Agreement, dated as of January 24, 2002, between the Company and Citibank, N.A., as Rights Agent which includes exhibits as follows: Exhibit A - Certificate of Designation of Series A Junior Preferred Stock; Exhibit B - Form of Right Certificate; and Exhibit C - Summary of Rights to Purchase Preferred Stock (incorporated by reference to Exhibit
               4.1 to the Company's Form 8-A/A dated February 12, 2002).

     4.2 Restated First Amendment dated as of March 17, 2003 to the Rights Agreement (filed herewith).


                                        4






                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Amendment No. 7 to the Company's Registration Statement on Form 8-A/A to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ROWAN COMPANIES, INC.


                                          By:  /s/ E. E. THIELE
                                               ------------------
                                               E. E. Thiele
                                               Senior Vice President - Finance,
                                               Administration and Treasurer

Date:  March  21,  2003




                                  EXHIBIT INDEX

Exhibit  No.
------------

        4.1 Amended and Restated Rights Agreement, dated as of January 24, 2002, between the Company and Citibank, N.A., as Rights Agent which includes exhibits as follows: Exhibit A - Certificate of Designation of Series A Junior Preferred Stock; Exhibit B - Form of Rights Certificate; and Exhibit C - Summary of Rights to Purchase Preferred Stock (incorporated by reference to Exhibit
               4.1 to the Company's Form 8-A/A dated February 12, 2002).

        4.2 Restated First Amendment dated as of March 17, 2003 to the Rights Agreement (filed herewith).





Exhibit 4.2


                RESTATED FIRST AMENDMENT TO AMENDED AND RESTATED
                RIGHTS AGREEMENT AND APPOINTMENT OF RIGHTS AGENT
                ------------------------------------------------

          THIS RESTATED FIRST AMENDMENT TO AMENDED AND RESTATED RIGHTS AGREEMENT AND APPOINTMENT OF RIGHTS AGENT (this "First Amendment"), dated as of March 17, 2003, is among ROWAN COMPANIES, INC., a Delaware corporation ("Rowan"), CITIBANK, N.A., a national banking association ("Citibank") and COMPUTERSHARE TRUST CO., INC., a Colorado Corporation ("Computershare," and together with Citibank and Rowan, the "Parties").

          WHEREAS, Rowan and Citibank have heretofore entered into an Amended and Restated Rights Agreement, dated as of January 24, 2002 (the "Rights Agreement"), pursuant to which Citibank has served as rights agent (the "Rights Agent"); and

          WHEREAS, Rowan has determined that it is advisable to remove Citibank as Rights Agent and to appoint Computershare as successor Rights Agent under the Rights Agreement; and

          WHEREAS, Rowan has heretofore provided notice of the removal of the Rights Agent to Citibank and to the transfer agent of the Rowan Common Stock and the Rowan Preferred Stock, in accordance with the requirements of
     Section  21  of  the  Rights  Agreement;  and

          WHEREAS, Rowan, Citibank and Computershare are entering into this First Amendment in order to confirm the removal of Citibank as Rights Agent, the appointment of Computershare as successor Rights Agent and the acceptance by Computershare of such appointment and of its powers, rights, duties and responsibilities as Rights Agent as provided for in the Rights Agreement;

          NOW, THEREFORE, in consideration of the foregoing premises, and other good and valuable consideration, the parties hereto agree as follows:

                                     ARTICLE I
                                    APPOINTMENT

     1.1 Rowan hereby removes Citibank as Rights Agent under the Rights Agreement, effective as of 5:00 p.m., New York, New York time, on May 7, 2003 (the "Effective Time").

     1.2 Rowan hereby appoints Computershare as Rights Agent under the Rights Agreement, and Computershare hereby accepts such appointment, all in accordance with the terms and subject to the conditions of the Rights Agreement, effective as of the Effective Time.

                                    ARTICLE II
                                    AMENDMENTS

 As of the Effective Time, the Rights Agreement is hereby amended as follows:

     2.1 Citibank shall cease to be a party to the Rights Agreement and Computershare shall become a party to the Rights Agreement.

     2.2 Each reference to Citibank or the Rights Agent in the Rights Agreement and, as applicable, each exhibit thereto (including without limitation, the Form of Rights Certificate attached to the Rights Agreement as Exhibit B thereto) is amended to be a reference to Computershare.

     2.3 Section 26 of the Rights Agreement is amended to change the address for notices to the Rights Agent to read as follows:

               Computershare Trust Company
               350 Indiana Street
               Suite 800
               Golden, Colorado 804


                                    ARTICLE III
                                   MISCELLANEOUS

     3.1 Terms used in this First Amendment without definition shall have the meanings ascribed to such terms in the Rights Agreement.

     3.2 This First Amendment may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

     3.3 This First Amendment and the exhibits hereto, together with the Rights Agreement, the exhibits thereto and the documents referenced therein, constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior amendments, agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.

     3.4 Except as expressly amended and modified by the terms of this First Amendment, the terms and provisions of the Rights Agreement shall remain in full force and effect.

     3.5 This First Amendment, the Rights Agreement and each Right Certificate issued hereunder and thereunder shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

     3.6 The undersigned officer of Rowan hereby certifies to Citibank and Computershare that this First Amendment is compliance with the terms of Section 27 of the Rights Agreement.

     IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be duly executed as of the day first written above by their respective officers thereunto duly authorized, to be effective as of the Effective Time.


ATTEST:                              ROWAN COMPANIES, INC.
------

By:/s/ MARK H. HAY                    By:/s/ E. E. THIELE
   ---------------                       ----------------
Name:  Mark H. Hay                    Name:  E. E. Thiele
Title: Corporate Secretary            Title: Senior Vice President


ATTEST:                              CITIBANK, N.A.
------

By:/s/ CAMILLE YOMAO                  By:/s/ JOHN W. REASOR
   -----------------                     --- --------------
Name:  Camille Yomao                  Name:  John W. Reasor
Title: Vice President                 Title: Vice President


ATTEST:                              COMPUTERSHARE TRUST CO., INC.
------

By:/s/ D. SORKEIM                     By:/s/ K. GWINN
   --------------                        ------------
Name:  D. Sorkeim                     Name:  K. Gwinn
Title: Secretary/Treasurer            Title: Vice President